UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Hyperion Therapeutics, Inc.

(Name of Subject Company)

Ghrian Acquisition Inc.

(Name of Offeror)

A Wholly Owned Subsidiary of

Horizon Pharma, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

44915N101

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Sean Clayton

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,121,128,560	$130,275.14

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Hyperion Therapeutics, Inc. (“Hyperion”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $46.00, the tender offer price, by (b) the sum of (i) 20,874,966, the number of issued and outstanding shares of common stock of Hyperion, (ii) 3,099,078, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding options to purchase shares of Hyperion common stock, and (iii) 398,316, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding restricted stock unit awards to acquire shares of Hyperion common stock. The foregoing share figures have been provided by Hyperion and are as of April 7, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,275.14	Filing Party: Horizon Pharma Public Limited Company, Horizon Pharma, Inc. and Ghrian Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: April 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 9, 2015 by Ghrian Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Horizon Pharma, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), at $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

THE BOARD OF DIRECTORS OF HYPERION UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER

A new sentence is inserted at the end of the second paragraph of the section entitled “THE BOARD OF DIRECTORS OF HYPERION UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER” on page 2 of the Offer to read as follows:

For purposes of this Offer to Purchaser, the conditions to the Offer are referred to herein as the “Offer Conditions.”

Summary Term Sheet

The first paragraph of the fifth question of the Summary Term Sheet under the header “Do you have the financial resources to pay for the Shares?” is amended and restated in entirety to read as follows:

Yes. We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has entered into a commitment letter, or the Debt Commitment Letter, with Citigroup Global Capital Markets Inc., or Citi, and Jefferies Finance LLC, or Jefferies Finance, on March 29, 2015, pursuant to which Citi and Jefferies Finance have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility (the “Debt Financing”). However, in lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc has closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”) and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $800.0 million pursuant to an offering of senior notes (the “Senior Notes”), and the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility,” and, together with the Senior Notes, the “Substitute Debt Financing”). See Section 9 — “Source and Amount of Funds or Other Consideration.”

Item 7. Certain Information Concerning Hyperion

The last sentence of the first paragraph of Section 7—“Certain Information Concerning Hyperion” on page 24 of the Offer to Purchase is deleted so that the paragraph now reads as follows:

The information concerning Hyperion contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

Item 9. Source and Amount of Funds or Other Consideration

The second paragraph of Section 9—“Source and Amount of Funds or Other Consideration” is amended and restated in entirety to read as follows:

In lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc has closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately

$475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”) and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $800.0 million pursuant to an offering of senior notes (the “Senior Notes”), and the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility,” and, together with the Senior Notes, the “Substitute Debt Financing”).

Item 10. Background of the Offer; Contacts with Hyperion

A new paragraph is inserted at the end of Section 10—“Background of the Offer; Contacts with Hyperion” to read as follows:

Both parties have filed their respective Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, with the waiting period commencing on April 13, 2015 and expiring on April 28, 2015 unless earlier terminated or extended by a request for additional information.

Item 11. The Transaction Documents

The last sentence of the first paragraph of Section 11—“The Transaction Documents—The Merger Agreement” on page 32 of the Offer to Purchase is deleted so that the paragraph now reads as follows:

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The second sentence of Section 11—“The Transaction Documents—The Merger Agreement—The Offer” on page 32 of the Offer to Purchase is amended to replace the defined term “Common Stock” with the undefined term “common stock” and is restated in entirety to read as follows:

The Merger Agreement provides that, subject to the Minimum Condition and the satisfaction or waiver by Purchaser of the other Offer Conditions that are described in Section 15 — “Conditions of the Offer”, each Hyperion stockholder who validly tenders shares of Hyperion common stock in the Offer will receive $46.00 for each Share validly tendered and not properly withdrawn prior to the Expiration Time, without interest (less any required withholding taxes).

The last sentence of Section 11—“The Transaction Documents—The Merger Agreement—Extensions of the Offer” on page 33 of the Offer to Purchase is amended to replace the defined term “Law” with the undefined term “law” and is restated in entirety to read as follows:

Notwithstanding the foregoing, Purchaser shall, without the written consent of Hyperion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of NASDAQ, or any other applicable law, in each case, applicable to the Offer.

The third to last bullet point of Section 11—“The Transaction Documents—The Merger Agreement—Operating Covenants” on page 39 of the Offer to Purchase is amended to replace the defined term “Tax” with the undefined term “tax” and is restated in entirety to read as follows:

•	make or change any material tax election; (B) make any material change to any accounting method or accounting period used for tax purposes (or request such a change); (C) file an amended tax return that could materially increase the taxes payable by Hyperion or its subsidiaries; or (D) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund;

Section 11—“The Transaction Documents—The Merger Agreement—Indemnification and Insurance” on page 43 of the Offer to Purchase is amended to replace the defined terms “Offer Closing Date” and “Merger Closing” with undefined terms and is restated in entirety to read as follows:

The Merger Agreement provides that from and after the Expiration Time until the sixth anniversary of the date of the closing of the Offer, Purchaser and Parent shall and shall cause Hyperion, Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable law, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements) damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, and provide advancement of expenses to, all past and present directors and officers of Hyperion and each of Hyperion’s subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Hyperion or any of Hyperion’s subsidiaries pursuant to Hyperion’s certificate of incorporation and bylaws, the other charter and organizational documents of Hyperion’s subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement that have been disclosed to Parent between Hyperion or any of its subsidiaries and any directors and officers of Hyperion and any of Hyperion’s subsidiaries; and (ii) include and cause to be maintained in effect in Hyperion’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the date of the closing of the Offer , the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in Hyperion’s certificate of incorporation and bylaws.

Hyperion will, at or prior to the date of the closing of the Offer, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Hyperion, covering, without limitation, the Offer and the Merger and Purchaser and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger. In no event, however, shall the Surviving Corporation expend in any one year an amount in excess of 250% of the annual premium currently payable by Hyperion with respect to the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Hyperion.

The first sentence of Section 11—“The Transaction Documents—The Merger Agreement—Termination” on page 46 of the Offer to Purchase is amended to define “Offer Closing” and is restated in entirety to read as follows:

The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the closing of the Offer (the “Offer Closing”):

Item 15. Conditions of the Offer

The first and second paragraphs of Section 15—“Conditions of the Offer” on page 53 of the Offer to Purchase are amended and restated in entirety to read as follows:

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

Subsections (i) and (v) of paragraph (c) of Section 15—“Conditions of the Offer”, located on page 54 of the offer to purchase, are amended to replace the defined terms “Legal Proceeding” and “Governmental Body” with undefined terms and are restated in entirety to read as follows:

(i) there will be any Restraint in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer or any action have been taken, or any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(v) there shall be pending any legal proceeding by a governmental body having authority over Parent, Purchaser or Hyperion (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain or prohibit Parent’s or its Affiliates’ ownership or operation of the business of Hyperion, or of Parent or its Affiliates, or (C) in connection with the Offer or the Merger, seeking any of the actions described in Section 5.5(b) of the Merger Agreement or seeking to impose material limitations on the ability of Parent or any of its Affiliates effectively to exercise full right of ownership of the Shares;

A new sentence is inserted at the end of Section 15—“Conditions of the Offer” to read as follows:

For purposes of this Section 15, “Restraint” shall mean an order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2015

Ghrian Acquisition Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Pharma, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of April 9, 2015*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on April 9, 2015*

(a)(5)(i)	Press Release issued by Horizon Pharma plc, dated March 30, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 30, 2015)*

(b)(i)	Commitment letter with Citigroup Global Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 31, 2015)*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Hyperion, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Hyperion on April 9, 2015)*

(d)(2)	Form of Tender and Support Agreement, dated as of March 29, 2015, among Parent, Purchaser and certain stockholders of Hyperion (incorporated by reference to the Current Report on Form 8-K filed by Hyperion on March 30, 2015)*

(d)(3)	Confidentiality Agreement, dated as of March 8, 2015, between Horizon Pharma plc and Hyperion, as amended.*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.